

KPMG LLP
Suite 1500
777 East Wisconsin Avenue
Milwaukee, WI 53202-5337

June 5, 2014

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Waterstone Financial, Inc. (the Registrant) and, under the date of March 21, 2014, we reported on the consolidated financial statements of Waterstone Financial, Inc. as of and for the years ended December 31, 2013 and 2012 and the effectiveness of internal control over financial reporting as of December 31, 2013. On June 2, 2014, we were dismissed. We have read Waterstone Financial, Inc.'s statements included under Item 4.01 of its Form 8-K dated June 5, 2014, and we agree with such statements, except that we are not in a position to agree or disagree with Waterstone Financial, Inc.'s statement that the decision to dismiss KPMG was approved by the Audit Committee of the Registrant or the statements included in the last paragraph of Item 4.01.

Very truly yours,

KPMG LLP